

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 23, 2009

<u>Via U.S. Mail and Fax (516) 977-1209</u>
G. Wade Stubblefield
Chief Financial Officer
Bonanza Oil & Gas, Inc.
3000 Richmond Avenue
Suite 400
Houston, TX 77098

> **RE:** **Bonanza Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Form 10-Q for the quarter ended September 30, 2009**
> **File No. 000-52411**

Dear Mr. Stubblefield:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Ceiling Test, page F-8

1. In your discussion of the quarterly ceiling test, we note your definition of the ceiling as "the estimated after-tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet." Under the full cost method described in Rule 4-10(c)(4) of Regulation S-X, the cost center ceiling must also include the cost of properties not being amortized; plus the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less income tax effects related to differences between the book and tax basis of the properties. Please submit the accounting and disclosure revisions that you propose to adhere to this guidance.

Note 3 – Acquisitions of Oil and Gas Properties, page F-12

2. We note that, subsequent to the Black Pearl acquisition closing, you made additional payments totaling $900,000 toward the acquisition of two projects under option. We also note that, as of December 31, 2008, you had $1,100,000 of additional payments accrued as part of your accrued exploration and development expenditures. You state that these payments are required to fully exercise the "option" for the two projects. Please clarify whether you are required to exercise the option; and if not, tell us why you believe this item meets the definition of a liability and is appropriately accrued.

Note 9 – Supplemental Information about Oil and Gas Producing Activities

Capitalized Costs, page F-22

3. We note you indicate the costs of unproved properties also includes properties under development on page F-2. Please disclose the nature of development activities associated with this characterization and the costs of unproved properties that are excluded from the amortization computation due to these activities. Tell us the extent to which you are relying on the guidance in Rule 4-10(c)(3)(ii)(B) of Regulation S-X.

Oil and Gas Reserve Information, page F-22

4.   We note that you revised your estimates of crude oil and natural gas reserves by 499,352 bbl and 606,836 mcf for the year ended December 31, 2008. Please disclose the reasons for these revisions to comply with paragraph 11 of SFAS 69 [ASC 932-235-50-5].

Form 10-Q for the Quarter ended September 30, 2009

Controls and Procedures, page 24

5.   We note your disclosure indicating there have been no changes in your internal control over financial reporting during the quarter ended June 30, 2009. Please disclose any changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2009 necessary to comply with Item 308T(b) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. Stephen M. Fleming, Esq.